UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month December 2016

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated December 14, 2016.	3
2.	Press Release, dated December 14, 2016	5

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. (“Grifols” or the “Company”) hereby informs about the following

RELEVANT EVENT

Grifols agreed to acquire Hologic’s share of NAT (Nucleic Acid Testing) donor screening unit for USD 1,850 million. The Company entered into an agreement to acquire Hologic’s (Nasdaq: HOLX) interest in their existing joint-business under which Grifols owns all customer facing activities. The agreement encompasses the acquisition of the Hologic unit engaged in research, development and manufacture of assays and instruments based on NAT technology for transfusion and transplantation screening. NAT technology makes possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater transfusion safety. Until now, based on the existing agreement with Hologic, Grifols is marketing the aforementioned assays and instruments worldwide.

Hologic’s share of NAT donor screening unit delivers significant margins and substantial cash flows: its EBITDA(1) is above USD 160 million. The pro forma EBITDA margin(2) of Grifols Diagnostic Division will increase to 40% as a result of this vertical integration.

The assets acquired comprise a plant in San Diego, CA (United States) as well as development rights, licenses to patents and access to product manufacturers.

The acquisition is structured through Grifols Diagnostic Solutions, Inc., a U.S. incorporated and wholly-owned subsidiary of Grifols, S.A.

Strategic rational

This transaction is part of the consolidation and growth strategy envisaged for the Diagnostic Division and enables Grifols to continue strengthening its leading position in transfusion medicine.

Grifols consolidates itself as one of the only vertically integrated providers capable of offering comprehensive solutions to blood and plasma donation centers.

This acquisition strengthens cash flows and positively impacts the group’s margins: Grifols’ pro forma EBITDA margin(2) increases by more than 350 basis points. The revenues of the Diagnostic Division will not change as a result of this acquisition due to the existing joint- business between Grifols and Hologic in place since 2014. Under the existing agreement, Grifols owns customer facing activities and records all revenues. In this respect, the Diagnostic Division’s sales will continue to represent around 16% of Grifols’ total revenue.

It is expected that this acquisition will strengthen the position of the Grifols Diagnostic Division in transfusion medicine and will increase significantly the profitability of Grifols Diagnostic Division boosting the EBITDA margin to 40%(3), having a direct impact on the group’s EBITDA margin, with an expected increase above 350 basis points(3). By streamlining and integrating the NAT business, operational efficiency will be increased in terms of production, R&D, overheads

(1) Figures from the last 12 months to September 2016

(2) Pro forma figures from the last 12 months to September 2016

(3) Pro forma figures from the last 12 months to September 2016

Grifols, S.A. - NIF A-58389123 - Registro mercantil de Barcelona: tomo 8620, folio 119, hoja 100509, libro 7864 sección 2a, inscripción 1a and administrative expenses. In addition, Hologic will transfer the professionals in this area of activity to Grifols’ workforce, which will increase by 175 employees.

Financing

Grifols will finance the acquisition with USD 1,700 million term loan and existing cash on the balance sheet. The term loan has been agreed and fully underwritten by Nomura, and it does not include any financial restrictions relating to Grifols’ dividend or investment policies.

Financial impact

This transaction moderately increases the leverage of Grifols. The net financial debt to EBITDA ratio will increase from 3.3x (as of September 30, 2016) to 4.3x (pro forma at September 30, 2016). At the end of September 2016, Grifols’ net financial debt was EUR 3,809.2 million, including EUR 900.5 million in cash. The Company maintained its liquidity above EUR 1.3 billion, taking into account undrawn credit lines for an amount above EUR 400 million. Grifols is committed to rapidly reducing its leverage level. The Company plans to absorb this increase through a greater capability to generate cash flows.

Closing conditions

The transaction is subject to customary closing and regulatory approvals.

The transaction is expected to close during the first quarter of 2017.

Unanimous approval of the Board of Directors

The boards of directors of Grifols and Hologic have unanimously approved the transaction.

Legal advisors

Grifols retained Osborne Clarke, S.L.P. and Proskauer Rose L.L.P. as legal advisors and Nomura as a financial advisor.

In Barcelona, on 14 December 2016

Nuria Martín Barnés
Secretary to the Boards of Directors

The company consolidates a leading position of its Diagnostic Division enhancing its integration

Grifols agrees to acquire Hologic’s share of NAT donor screening unit for USD 1,850 million

•                  Grifols entered into an agreement to acquire Hologic’s (Nasdaq: HOLX) interest in their existing joint-business under which Grifols owns all customer facing activities

•                  The agreement encompasses the acquisition of the Hologic unit engaged in research, development and manufacture of assays and instruments based on NAT (Nucleic Acid Testing) technology for transfusion and transplantation screening

•                  Hologic’s share of NAT donor screening unit delivers high margins and substantial cash flows: its EBITDA(1) is above USD 160 million. The pro forma EBITDA margin(2) of the Grifols Diagnostic Division increases to 40% as a result of this vertical integration

•                  The assets acquired comprise a plant in San Diego, CA (United States) as well as development rights, licenses to patents and access to product manufacturers

•                  This transaction is part of the consolidation and growth strategy envisaged for the Diagnostic Division and enables Grifols to continue strengthening its leading position in transfusion medicine

•                  This acquisition strengthens cash flows and positively impacts the group’s margins: Grifols’ pro forma EBITDA margin(2) increases by more than 350 basis points

•                  Grifols will finance the acquisition with USD 1,700 million term loan and existing cash on the balance sheet

•                  The transaction, subject to customary closing and regulatory approvals, is expected to close in the first quarter of 2017

•                  Grifols consolidates itself as one of the only vertically integrated providers capable of offering comprehensive solutions to blood and plasma donation centers

Barcelona, December 14, 2016.- Grifols (MCE: GRF, MCE: GRF.P and NASDAQ: GRFS), a global healthcare company with a track-record of more than 75 years improving people’s health and well-being, has entered into an agreement to acquire the NAT (Nucleic Acid Testing) donor screening unit from the U.S. company Hologic for a purchase price of USD 1,850 million (EUR 1,750 million).

(1)  Figures from the last 12 months to September 2016

(2)  Pro forma figures from the last 12 months to September 2016

This agreement encompasses research, development and manufacture of assays and instruments activities using NAT technology that makes possible to detect the presence of infectious agents in blood and plasma donations, contributing to greater transfusion safety.

Until now, based on the existing agreement with Hologic, Grifols is marketing the aforementioned assays and instruments worldwide.

The assets acquired comprise a production plant in San Diego (United States) as well as development rights, licenses to patents and access to product manufacturers.

This transaction is part of the growth strategy envisaged for the Diagnostic Division and enables Grifols to strengthen its leading position in transfusion medicine through NAT technology, the manufacture of antigens for immunoassay and the supply of blood-typing products.

According to Victor Grífols Sr, Chairman and CEO of Grifols: “This acquisition is part of the growth strategy foreseen for the Diagnostic Division. It is an obvious step that allows us to strengthen a leading position that we first achieved in 2014 in transfusion diagnostics with the acquisition of assets from Novartis, which, among other things, included the rights to market transfusion medicine assays and instruments using NAT technology. The transaction enabled us to enhance our capabilities to be one of the only companies capable of offering comprehensive solutions to blood and plasma donation centers, from donation to transfusion. Now, with this new transaction, we have contributed our vertical integration process as we also have control over the production and R&D phases”.

In addition, Grifols’ CEO commented that “this is the last acquisition that I announce as CEO. This agreement caters to the interests of both companies and is the result of a path of joint collaboration with the CEOs that will succeed me in office from January 2017, the result of a dedicated management team and of Hologic, a strategic partner of Grifols since 2014. With this transaction Grifols remains as the largest Spanish investor in the U.S.”.

Financial aspects and conditions for the closing of the transaction

Grifols has agreed to acquire Hologic’s share of NAT donor screening unit for USD 1,850 million (EUR 1,750 million).

Hologic’s share of NAT donor screening unit is a high margin, highly generative business with an EBITDA(3) above USD 160 million.

The acquisition is structured through Grifols Diagnostic Solutions, a U.S. incorporated, wholly-owned subsidiary of Grifols, S.A.

Grifols expects the transaction will positively impact group margins and bolster generation of operating cash flows. The revenues of the Diagnostic Division will not change as a result of this acquisition due to the existing joint-business between Grifols and Hologic in place since 2014. Under the existing arrangement, Grifols owns customer facing activities and records all revenues.

(3)  Figures from the last 12 months to September 2016

In this respect, the Diagnostic Division’s sales will continue to represent around 16% of Grifols’ total revenue.

Expected impact:

•                  Strengthening of the position of the Grifols Diagnostic Division in transfusion medicine

•                  Significantly increasing profitability of Grifols Diagnostic boosting the EBITDA margin to 40%(4)

•                  Direct impact on the group’s EBITDA margin, with an expected increase above 350 basis points(4)

•                  By streamlining and integrating the NAT business, operational efficiency will be increased in terms of production, R&D, overheads and administrative expenses

In addition, Hologic will transfer the professionals in this area of activity to Grifols’ workforce, which will increase by 175 employees.

Grifols will finance the acquisition with USD 1,700 million term loan and existing cash on the balance sheet. The term loan has been arranged and fully underwritten by Nomura.

The agreement does not include any financial restrictions relating to Grifols’ dividend or investment policies. The acquisition has been unanimously approved by the boards of directors of both companies.

This transaction moderately increases the leverage of Grifols. The net financial debt to EBITDA ratio will increase from 3.3x (as of September 30, 2016) to 4.3x (pro forma at September 30, 2016).

At the end of September 2016, Grifols’ net financial debt was EUR 3,809.2 million, including EUR 900.5 million in cash. The company maintained its liquidity above EUR 1.3 billion, taking into account undrawn credit lines for an amount above EUR 400 million.

Grifols is committed to rapidly reducing its leverage level. The company plans to absorb this increase through a greater capability to generate cash flows. Historically, Grifols has demonstrated a track record of deleveraging ability post acquisitions.

The transaction, subject to customary closing and regulatory approvals, is expected to close in the first quarter of 2017.

Advisors

Grifols retained Osborne Clarke, S.L.P and Proskauer Rose L.L.P as legal advisors and Nomura as a financial advisor.

(4)  Pro forma figures from the last 12 months to September 2016

Additional information

NAT technology and transfusion safety

In recent years, tests based on nucleic acid analysis (NAT) have been considered as the most advanced technology for the detection of infectious agents in blood and plasma donations because they are much more sensitive in detecting viral infections and reducing the so-called window period, interval between donor exposure to a virus and production of antibodies against the virus. In terms of diagnostic, NAT tests reduce this window period, increasing the diagnostics transfusion safety.

Given the positive impact that NAT assays have on reducing the risk of infection transmission during transfusion, many countries use the NAT technology to fully optimize transfusion safety.

They can be used to examine whole blood, only plasma or other blood-derived products. NAT assays are commonly used for detection of critical infectious diseases such as human immunodeficiency virus (HIV), hepatitis C virus (HCV), West Nile virus, Parvo/ hepatitis A virus (HAV) and hepatitis B virus (HBV) and Zika.

The leadership and commitment shown by Grifols in the field of diagnostics

Grifols’ Diagnostic Division focuses on advancing patient care through innovative diagnostic solutions designed to simplify laboratory operations and enhance disease detection and treatment. The company manufactures and develops assays and instruments in three specialty areas: transfusion medicine, immunology and hemostasis.

Currently, Grifols has consolidated itself as a global leader in transfusion medicine, being one of the main providers of diagnostic tests for transfusion safety through NAT technology, manufacture of antigens for immunoassay, blood typing products and blood collection bags.

Grifols is a leading company in the NAT technology business (Procleix® NAT Solutions) with a global market share of 55%; in the United States, its market share reaches 79% and in the Asia-Pacific area it stands at 68%. It is worth highlighting the expansion of NAT technology in countries of the Asia-Pacific and Middle-East regions. In addition, Grifols is increasing its presence in Europe and Latin America and continues to make strides in the U.S. market, which is both relevant and very much a consolidated market.

Media Contacts - Grifols

Raquel Lumbreras	raquel_lumbreras@duomocomunicacion.com
Borja Gómez	borja_gomez@duomocomunicacion.com
Duomo Comunicación	Grifols Press Office

Tel. +34 91 311 92 89 - 91 311 92 90

About Grifols

Grifols is a global healthcare company with a track-record of more than 75 years improving people’s health and well-being through the development of plasma protein therapies, hospital pharmacy products and diagnostic technology for clinical use.

The company is present in more than 100 countries worldwide and its headquarters are located in Barcelona, Spain. Grifols is a leader in plasma collection with a network of 160 plasma donation centers in the U.S., and is a leading producer of plasma-derived medicines. As a recognized leader in transfusion medicine, Grifols offers a comprehensive range of transfusion medicine, hemostasis, and immunoassay solutions for clinical laboratories, blood banks, and transfusion centers.

In 2015, sales exceeded EUR 3,930 million with a headcount close to 14,700 employees. Grifols demonstrates its commitment to scientific progress by allocating a significant portion of its annual income to R&D.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE: GRF). Its non-voting class B shares are listed on the Mercado Continuo (MCE: GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information, visit www.grifols.com

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date:  December 14, 2016